UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-34921 CUSIP NUMBER 00767E 102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Aegerion Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

One Main Street, Suite 800
Address of Principal Executive Office (Street and Number)

Cambridge, Massachusetts 02142
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aegerion Pharmaceuticals, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Additional time is needed because the Company is finalizing an interim goodwill impairment analysis utilizing an external valuation specialist. The Company intends to file the Form 10-Q no later than May 16, 2016.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gregory D. Perry	(617)	500-7867
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three months ended March 31, 2016 to be included in the Form 10-Q will be significantly different than its results of operations from the corresponding period in 2015 due to decreased revenue period-over-period and an incremental provision for the Company’s estimate of the amount required to resolve the ongoing investigations by the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”). For example, the Company’s revenue for the three months ended March 31, 2016 is expected to be approximately $36 million, compared to $59 million in the prior year period, a decrease of 40%, largely due to lower sales of JUXTAPID® (lomitapide) capsules (“JUXTAPID”) in the United States. A portion of the decline also relates to a decrease in revenue from sales of JUXTAPID in Brazil. The Company recognized $7.4 million in revenue from net product sales of JUXTAPID in Brazil in the first quarter of 2015, and none in the first quarter of 2016.  Subsequent to March 31, 2016, in April 2016, the Company received an order for a total of $6.2 million for a sale of JUXTAPID in Brazil. Total costs and expenses for the three months ended March 31, 2016 are expected to be between $93 million and $96 million, compared to $69 million in the prior year period, an increase of between 35% and 39%, primarily driven by the recognition of approximately $28 million to increase the Company’s existing reserve related to the DOJ and SEC investigations as further described below. The expected total costs and expenses do not reflect any potential impairment of goodwill, as the interim impairment analysis is ongoing. Net loss for the three months ended March 31, 2016 is expected to be between $64 million and $67 million, compared to $16 million in the prior year period.

As previously disclosed, the Company is the subject of ongoing investigations by the DOJ and the SEC related to its JUXTAPID sales activities and disclosures. The Company has been engaged in advanced discussions regarding a potential settlement with the DOJ and the SEC’s staff, and expects to reach agreements in principle in the near future. These discussions have not been finalized and no agreements in principal have been reached, and as a result the terms discussed below may change following further negotiations.

Under the terms of a contemplated agreement with the DOJ, the Company would plead guilty to two misdemeanor misbranding violations of the Food, Drug and Cosmetic Act.  One count would be based on the Company’s alleged marketing of JUXTAPID with inadequate directions for use (21 U.S.C. §§ 352(f)), and the second count would involve an alleged failure to comply with a requirement of the JUXTAPID Risk Evaluation and Mitigation

Strategies (“REMS”) program (21 U.S.C. §§ 352(y)). The Company would separately enter into a five-year deferred prosecution agreement with regard to charges that the Company violated the Health Insurance Portability and Accountability Act and engaged in obstruction of justice relating to the REMS program. Additionally, the contemplated agreement would require the Company to enter into a civil settlement agreement with the DOJ to resolve alleged violations of the False Claims Act.  Under the contemplated agreement, the Company would not be subject to mandatory exclusion from participation in federal health care programs under 42 U.S.C. § 1320a-7(a).

Under the terms of the contemplated resolution with the SEC staff, the SEC’s Division of Enforcement would recommend that the SEC accept a settlement offer from the Company on a neither-admit-nor-deny basis that contains alleged negligent violations of Sections 17(a)(2) and (3) of the Securities Act of 1933 related to certain statements made by the Company in 2013 regarding the conversion rate of patients receiving JUXTAPID prescriptions, with remedies that include censure, an order prohibiting future violations of the securities laws and payment of a civil penalty.

Other terms remain subject to further negotiation.  Additionally, the Company may need to enter into a non-monetary consent decree with the Food and Drug Administration prohibiting future violations of law and may have to enter into a corporate integrity agreement with the Department of Health and Human Services as part of any final settlement with the DOJ.

The Company has discussed with the DOJ and the SEC a consolidated monetary package that would cover the payments due to both the DOJ and the SEC as part the final settlement agreements with both agencies.  In April 2016, the DOJ offered to enter into an agreement in principle with the Company in exchange for a consolidated monetary package including payments to the DOJ and the SEC totaling approximately $40 million in the aggregate (the “Proposed Payments”), payable over five years as follows: approximately $3 million upon finalization of the settlement with the DOJ and the SEC, approximately $3.7 million per year, payable quarterly, for three years following finalization of the settlement, and approximately $13 million per year, payable quarterly, in years four and five following finalization of the settlement. Outstanding amounts would accrue interest from the date of the agreements in principle at a rate of 1.75% per annum, compounded quarterly.  The Company and the government have discussed additional terms, including that the Proposed Payments would be subject to acceleration in the event of certain change of control transactions or the sale of the Company’s JUXTAPID or MYALEPT assets. While no agreements in principle have been reached and these terms may change, the Company has been in final discussions with the DOJ and the SEC about the agreements in principle, and expects to conclude discussions in the near future.

Any agreement in principle that is ultimately reached with the DOJ would be subject to approval of supervisory personnel within the DOJ and approval by a U.S. District Court judge of the criminal plea and sentence and the civil settlement agreement.  The proposed settlement with the SEC would be subject to review by other groups in the SEC and approval by the Commissioners of the SEC.

The Company has increased its existing reserve related to the investigations by approximately $28 million, bringing the aggregate reserve for these matters to approximately $40 million. The increased reserve was recorded in the first quarter of 2016. The contemplated agreements do not cover the DOJ and SEC’s inquiries concerning the Company’s operations in Brazil.

Aegerion Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2016	By	/s/ Gregory D. Perry
Gregory D. Perry
Chief Financial and Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).